Guilty as Charged

April 6, 2010

Dear Shareholders,

Our last letter evoked considerable shareholder feedback with respect to the predicament in which we find our Country. I was accused of being a Democrat, Republican, unpatriotic, and "right on target," so I confess to being a little guilty of each.

In talking to many of you, I was excited to realize that you are actually reading these letters and that I wrote something thought provoking. These letters are, and have always been, an important communication link. They were never intended to be my private little political soapbox. The point of the last letter was simply that government spending and debt at all levels is drowning us in a sea of red ink. Offsetting that, Corporate America is in superb financial condition and is aided by the World's desire for everything American. Lots of positives and lots of negatives.

In the Elite stock Growth & Income Fund we are continually looking for undervalued investments that may be an inflation hedge against future price increases. We are looking for companies that have a unique competitive or product advantage that allows for strong future growth. Of course we also appreciate companies with little or no debt on their balance sheets. As indicated in previous letters, we have maintained about 25% of the portfolio in cash. The cash holdings have made the portfolio overall more conservative. The trade off of being conservative is the Fund's performance has lagged in performance. The stock Growth & Income Fund was up 2.8% for the first quarter of 2010 while the S&P 500 and Dow Jones indices were up 5.4% and 4.8% respectively for the same period.

Interest Rates/ Bond Income Fund

The big news in the bond market is that the yield on the 10 year Treasury bond touched 4% this past week. This is up from 2% about 15 months ago. The implication for bond investors is that higher interest rates put downward pressure on bond prices. With that said, our Income Fund has managed a nice 2% return for the first quarter of 2010 comparing to 1.6% and 2.4% for the Lipper short-term and intermediate-term bond indices respectively.

Some Good Performance

If you go to yahoofinance.com, you can at any time see not only the daily price of our funds but a complete statistical profile supplied to Yahoo by Morningstar. As part of the review, Morningstar categorizes funds by grouping those with similar investment objectives.

With the most recent numbers, as of February 28th, 2010, Morningstar has ranked both Elite Funds near the top in each of their categories over multiple time periods. Keep in mind that the attorneys want me to remind you that past performance does not guarantee future performance.

Warm Regards,

Dick McCormick

NAV Value as of 4/5/10:
Elite Income Fund - $10.42
Growth & Income - $13.93